                             LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE
STUART REED, ESQUIRE                                 WWW.LEGALANDCOMPLIANCE.COM
   OF COUNSEL
                                                     DIRECT E-MAIL:
                                                     LAURAANTHONYPA@AOL.COM


                                December 11, 2008

VIA ELECTRONIC EDGAR FILING

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attn:  Mark Webb, Legal Branch Chief
       Gregory Dundas, Division of Corporate Finance

RE:      RAVENWOOD BOURNE, LTD.
         REGISTRATION STATEMENT ON FORM 10
         FILED NOVEMBER 12, 2008
         FILE NO. 0-53492


Dear Messrs. Webb and Dundas:

We have electronically filed herewith on behalf of Ravenwood Bourne, Ltd. (the "Registrant") Amendment No. 1 to the above-referenced Registration Statement. The Amendment No. 1 is marked with (R) tags to show changes made from the previous filing. In addition, we have included a narrative response herein. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter dated December 9, 2008.

Our responses below are numbered in accordance with the numbered comments:

General
-------

         1. The Registrant notes that the Form 10 goes effective by lapse of 60 days after the original filing date, but that you will continue to review the Company filings until all comments have been satisfactorily addressed.

         2. The Company has never been registered with the Commission. A clarifying sentence has been added to page 2 of Amendment No. 1.

Ravenwood Bourne is a Blank Check Company, page 7
-------------------------------------------------

         3. An explanation of the phrase, "comply with Rule 419 of the Act" has been added to Amendment No. 1.

Risk Factors, page 9
--------------------

         4. The Risk Factor sub-headings have been revised to be more specific and better describe the risk.

         5. The "there can be no assurance" and similar language has been removed from the risk factors.

Conflicts of Interest, page 10
------------------------------

         6. This section has been revised to better clarify how Mr. Anthony intends to deal with his conflict of interest and to include an explanation of what factors an operating company may consider in choosing between similar blank check entities.



          330 CLEMATIS STREET, #217 O WEST PALM BEACH, FLORIDA O 33401
                     PHONE: 561-514-0936 O FAX 561-514-0832
                OFFICES IN WEST PALM BEACH AND HOLLYWOOD, FLORIDA

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Securities and Exchange Commission
Division of Corporation Finance
December 11, 2008
Page 2


General Economic Risks, page 13
-------------------------------

         7. This risk factor has been deleted.

Directors and Executive Officers, page 17
-----------------------------------------

         8. The phrase, "personal use consulting company" has been clarified.

Executive Compensation, page 17
-------------------------------

         9. This section has been revised to reflect only one officer and director.


We look forward to your comments on Amendment No. 1 and the foregoing responses.

In addition, Ravenwood Bourne, Ltd. hereby acknowledges that:

         1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         3. The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Legal & Compliance, LLC




By: /s/ Laura Anthony
    ---------------------------------------
    Laura Anthony, Esq.



Ravenwood Bourne, Ltd.


By: /s/ Michael Anthony
    ---------------------------------------
    Michael Anthony, President and Director






          330 CLEMATIS STREET, #217 O WEST PALM BEACH, FLORIDA O 33401
                     PHONE: 561-514-0936 O FAX 561-514-0832
                OFFICES IN WEST PALM BEACH AND HOLLYWOOD, FLORIDA